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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-3
                               (Amendment No. 1)
                        Rule 13E-3 Transaction Statement
     (Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934)
                               MAXTOR CORPORATION
                                (Name of Issuer)
                               MAXTOR CORPORATION
                           HYUNDAI ACQUISITION, INC.
                          HYUNDAI ELECTRONICS AMERICA
                    HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                       HYUNDAI HEAVY INDUSTRIES CO., LTD.
                              HYUNDAI CORPORATION
                       HYUNDAI MERCHANT MARINE CO., LTD.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  577729 10 6
                     (CUSIP Number of Class of Securities)

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                       GLENN H. STEVENS                                                   K.S. YOO
                      MAXTOR CORPORATION                                 CORPORATE PLANNING AND COORDINATION OFFICE
                       2190 MILLER DRIVE                                  HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                      LONGMONT, CO 80501                                        SAN 138-1, AMI-RE, BUBAL-EUB
                        (303) 678-2050                                             ICHON-KUN, KYOUNGKI-DO,
                                                                                        467 860 KOREA
                                                                                     011-82-336-30-2683
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         (Names, Addresses and Telephone Numbers of Persons Authorized
  to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                   COPIES TO:

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
I.H. CHUN                       BARTLEY C. DEAMER, ESQ.         ALAN C. MYERS, ESQ.             DIANE HOLT FRANKLE, ESQ.
LEGAL DEPARTMENT                LIOR O. NUCHI, ESQ.             RICHARD D. PRITZ, ESQ.          ERIC GEORGATOS, ESQ.
HYUNDAI ELECTRONICS             MCCUTCHEN, DOYLE                SKADDEN, ARPS, SLATE,           GRAY, CARY, WARE &
INDUSTRIES CO., LTD.            BROWN & ENERSEN                 MEAGHER & FLOM                  FRIEDENRICH
66, JEOKSEON-DONG, JONGRO-KU    THREE EMBARCADERO CENTER        919 THIRD AVENUE                400 HAMILTON AVENUE
SEOUL, KOREA                    SAN FRANCISCO, CA 94111         NEW YORK, NY 10022              PALO ALTO, CA 94301
011-82-2-398-4324               (415) 393-2000                  (212) 735-3000                  (415) 328-6861
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This Statement is filed in connection with:

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/ /   a.    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
            13d-3(e) under the Securities Exchange Act of 1934.
/ /   b.    The filing of a registration statement under the Securities Act of 1933.
/X/   c.    A tender offer.
/ /   d.    None of the above.
            Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /
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                           CALCULATION OF FILING FEE

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                 TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE
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                    $278,591,654.80                                            $55,718.34
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*  For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $6.70 per Share of 33,542,522 outstanding Shares, 1,773,749
   Shares available for issuance under the 1992 ESPP and 6,264,573 Shares issuable upon conversion of Options. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of
   1934, as amended, equals 1/50th of one percentum of the value of Shares purchased.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or schedule and the date of its filing.

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Amount Previously Paid:      $55,718.34                            Filing Party:    Hyundai Acquisition, Inc., Hyundai Electronics
                                                                                    America, Hyundai Electronics Industries Co.,
                                                                                    Ltd., Hyundai Heavy Industries Co., Ltd.,
                                                                                    Hyundai Corporation and Hyundai Merchant
                                                                                    Marine Co., Ltd.
Form of Registration No.:    Schedule 14D-1 Issuer Tender Offer    Date Filed:      November 8, 1995
                             Statement and Amendment No. 6 to
                             Schedule 13D
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     Hyundai Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hyundai Electronics America ("Parent"), Parent,
Hyundai Electronics Industries Co., Ltd. ("HEI"), Hyundai Heavy Industries Co.,
Ltd. ("HHI"), Hyundai Corporation ("HC"), Hyundai Merchant Marine Co., Ltd.
("HMM") and Maxtor Corporation (the "Company"), hereby amend and supplement the
Rule 13E-3 Transaction Statement on Schedule 13E-3, dated November 8, 1995, (the
"Schedule 13E-3") relating to the Purchaser's Offer to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a price of $6.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated
November 8, 1995 (the "Offer to Purchase"), and in the related Letter of
Transmittal (which, as amended from time to time, together constitute the
"Offer"). The Offer to Purchase and the Letter of Transmittal are attached as
Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 Tender Offer
Statement, dated November 8, 1995 (the "Schedule 14D-1"), filed by Parent,
Purchaser, HEI, HHI, HC and HMM. Parent, Purchaser, HEI, HHI, HC and HMM have also amended and supplemented the Schedule 14D-1 as of the date hereof.
Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Offer to Purchase.

ITEM 5  PLANS AND PROPOSALS OF THE ISSUER OR AFFILIATE

     Item 5 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

     (a-b) On November 14, 1995, the Company was informed by the Interested Manufacturer that it was not interested in any form of joint venture or business combination with the Company. The Interested Manufacturer indicated that it continues to be interested in joint development of products between the companies. Discussions with the Interested Manufacturer are expected to continue.

ITEM 7  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

     Item 7 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

     (a-d) On November 14, 1995, the Company was informed by Interested Manufacturer that it was not interested in any form of joint venture or business combination with the Company. The Interested Manufacturer indicated that it continues to be interested in joint development of products between the companies. Discussions with the Interested Manufacturer are expected to continue.

ITEM 15  ADDITIONAL INFORMATION

     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

     On November 17, 1995, a purported class action entitled Silber v. Maxtor Corporation, et al. C.A. No. 14708 (the "Silber Action") was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Silber Action names as defendants each of the current members of the Board of Directors, the Company, Parent and the Purchaser. As of this date, none of the defendants named in the Silber Action have been served. The Silber Action alleges, among other things, that the defendants violated their fiduciary duties in structuring the Offer to eliminate the public stockholders of the Company from continued equity participation in the Company at a price per Share which is grossly unfair and inadequate, that Parent, the Purchaser and the Hyundai Shareholders dominate and control the Company and the Board of Directors giving them access to non-public information relating to the true value of the Company and preventing a truly independent evaluation of the Offer, and that the Special Committee was not independent. The Silber Action seeks relief including, among other thing, that the court preliminary and permanently enjoin the consummation of the Offer, order defendants to carry out their fiduciary duties, account for and place in trust all profits realized from their alleged actions, and award attorneys' fees and costs. The defendants in the Silber Action believe the allegations in the complaint are meritless and those defendants which are subject to the jurisdiction of the court intend to defend against the action vigorously.

     On November 20, 1995, a purported class action entitled Barrington v. Gallo, et al. C.A. No. 14711 (the "Barrington Action") was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Barrington Action names as defendants each member of the Board of Directors except

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Mr. Christ. The Company, Parent, HEI and Mr. Ryal R. Poppa, a former director of the Company, were also named as defendants. As of this date, none of the defendants named in the Barrington Action have been served. The Barrington
Action alleges that HEI controls and dominates the directors of the Company and that the Company directors have approved the Parent's $6.70 proposal notwithstanding the "gross inadequacy and unfairness of the price." The Barrington Action seeks relief including, inter alia, a preliminary and permanent injunction against the consummation of the Offer, unspecified damages and attorneys' fees and costs. The defendants in the Barrington Action believe the allegations in the complaint are meritless and those defendants which are subject to the jurisdiction of the court intend to defend against the action vigorously.

     The Wacholder Action filed in the Court of Chancery of the State of Delaware in and for New Castle County on November 1, 1995, and discussed in more detail in the Schedule 14D-1 and the Offer to Purchase, names as defendants each member of the Board of Directors except Mr. Christ. The Company, Parent, HEI and Mr. Poppa, a former director of the Company, were also named as defendants. As of this date, Parent and the Purchaser have not been served.

ITEM 17  MATERIAL TO BE FILED AS EXHIBITS.

     (g)(2) Complaint captioned Wacholder v. Gallo, et al. C.A. No. 14668 filed in the Delaware Chancery Court on November 1, 1995.

     (g)(3) Complaint captioned Silber v. Maxtor Corporation, et al. C.A. No. 14708 filed in the Delaware Chancery Court on November 17, 1995.

     (g)(4) Complaint captioned Barrington v. Gallo, et al. C.A. No. 14711 filed in the Delaware Chancery Court on November 20, 1995.
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(1) Filed as an exhibit to Amendment No. 1 to the Schedule 14D-1 filed by
    Parent, Purchaser, HEI, HHI, HC and HMM with the SEC on November 28, 1995 and incorporated herein by reference.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

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Dated: November 28, 1995         HYUNDAI ACQUISITION, INC.
                                 By:
                                 Name:   Y. H. Kim
                                 Title:   President and Chief Executive Officer
                                 HYUNDAI ELECTRONICS AMERICA
                                 By:
                                 Name:   Y. H. Kim
                                 Title:   President and Chief Executive Officer
                                 HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                                 By:
                                 Name:   Y. H. Kim
                                 Title:   Authorized Agent
                                 HYUNDAI HEAVY INDUSTRIES CO., LTD.
                                 By:
                                 Name:   Y. H. Kim
                                 Title:   Authorized Agent
                                 HYUNDAI CORPORATION
                                 By:
                                 Name:   Y. H. Kim
                                 Title:   Authorized Agent
                                 HYUNDAI MERCHANT MARINE CO., LTD.
                                 By:
                                 Name:   Y. H. Kim
                                 Title:   Authorized Agent
                                 MAXTOR CORPORATION
                                 By:
                                 Name:   Glenn H. Stevens
                                 Title:   Vice President, General Counsel and Secretary
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